FIRST PHOSPHATE CONFIRMS ANOTHER HIGH GRADE INTERSECT OF 11.85% IGNEOUS PHOSPHATE ACROSS 84 METRES STARTING FROM SURFACE AT ITS BEGIN-LAMARCHE PROJECT IN SAGUENAY-LAC-ST-JEAN, QUEBEC, CANADA

Saguenay, Quebec - May 14, 2024 - First Phosphate Corp. ("First Phosphate" or the "Company") (CSE: PHOS) (OTC: FRSPF) (FSE: KD0) is pleased to report results from another 29 drill holes at its Bégin-Lamarche project located in Saguenay-Lac-St-Jean, Quebec, Canada.  The Company's 25,929 m drill program was completed ahead of schedule on April 29, 2024.  To date, 4,557 assays have been received representing 16,468 m of drilling. A remaining 1,775 assays are expected to be delivered by the end of May.

Highlights:

  Phosphate Mountain Zone:

- Drill hole BL-24-67 intersected 11.85% P2O5 (phosphate) over 84.0 m starting at a surface depth of 3.0 m. Drilling in the Phosphate Mountain Zone revealed a thick 90 m layer of phosphate bearing nelsonite rock outcropping at surface with numerous other high grade intersects grading at over 10% P2O5.

- Drill hole BL-24-82 returned a sub-intersection of 20.51% P2O5 over 9.75 m within a 77.7 phosphate intersect grading at 11.07% P2O5. This sub-section also contains a 2.1 m massive apatite vein that returned 30.73% P2O5.

  Southern Zone:

- Drill hole BL-24-60 intersected 5.21% P2O5 over 194.0 m from a surface depth of 4.0 m and drill hole BL-24-83 intersected 5.81% P2O5 over 216.1 m starting at surface.

- Drilling revealed many phosphate layers over 10% P2O5 at he base of the main phosphate layer.

- Drill hole BL-24-84 intersected 8.41% P2O5 over 77.1 m starting at 6.0 m. Results demonstrate that high grade phosphate layers also occur in the Southern Zone.

"We are pleased with the continued high grade phosphate results encountered across the 3 km strike zone at our Bégin-Lamarche project." said First Phosphate CEO, John Passalacqua.  "The drill program is now completed and we begin preparations for a 43-101 resource estimate followed immediately by a Preliminary Economic Assessment ("PEA")."

Phosphate Mountain Zone

A total of 23 drill holes have been completed to date in the Phosphate Mountain Zone while results from 14 drill holes have been received to date. Data received from these 14 drill holes shows grades of over 10% P2O5 over widths ranging from 7 m to 92 m. The Phosphate Mountain Zone has been drilled for a total length of 250 m to date. This zone is beginning to merge (from the  southeast) with the Northern Zone where a 500 m thick phosphate mineralized envelope exists, one which has delineated up to 5 individual layers ranging from 60 m to 100 m in thickness starting at surface and continuing down to a depth of 300 m. The overall strike length of the Phosphate Mountain Zone and the Northern Zone is approximately 600 m.

Drill hole BL-24-67 intersected 11.85% P2O5 (phosphate) over 84.0 m starting at a surface depth of 3.0 m. Drilling in the Phosphate Mountain Zone revealed a thick 90 m layer of phosphate bearing nelsonite rock outcropping at surface with numerous other high grade intercepts grading at over 10% P2O5. Drill hole BL-24-82 returned a sub-intersection of 20.51% P2O5 over 9.75 m within a 77.7 phosphate intersection grading at 11.07% P2O5. This sub-section contains a 2.1 m massive apatite vein that returned 30.73% P2O5. (See Table 1).

Table 1 - Drill Results for the Phosphate Mountain Zone

Hole	From (m)	To (m)	Length[1] (m)	P2O5 (%)	TiO2 (%)	Fe2O3T (%)
BL-24-59	6.55	59.4	52.85	12.44	5.65	33.60
BL-24-59	71.0	88.0	17.0	10.68	4.58	23.33
BL-24-59	123.0	145.0	22.0	11.61	2.52	20.20
including	132.0	145.0	13.0	16.45	2.56	21.18
BL-24-59	150.35	166.4	16.05	7.98	1.13	11.13
BL-24-62	3.8	48.0	44.2	11.37	4.65	22.77
BL-24-62	69.0	144.65	75.65	9.97	3.66	20.71
including	69.0	128.3	59.3	11.04	4.30	23.55
BL-24-62	156.0	160.0	4.0	14.40	4.90	26.34
BL-24-64	3.0	42.0	39.0	9.06	4.11	25.45
including	3.0	26.0	23.0	12.04	5.40	34.63
BL-24-64	75.0	126.5	51.5	7.20	2.64	16.44
including	102.0	120.9	18.9	10.67	4.13	20.59
BL-24-67	3.00	87.0	84.0	11.85	5.09	32.49
BL-24-67	117.0	152.0	35.0	9.86	3.22	18.88
including	117.0	143.0	26.0	11.85	3.95	22.03
BL-24-69	2.4	10.43	8.03	13.81	5.07	31.14
BL-24-69	28.0	65.1	37.1	9.55	3.17	21.76
including	28.0	39.75	11.75	16.70	6.20	32.09
BL-24-74	11.5	21.4	9.9	9.81	3.65	22.68
	48.0	57.0	9.0	6.25	2.96	16.14
	82.0	102.3	20.3	10.30	4.28	19.01
	66.8	102.3	35.6	8.78	3.49	16.44
BL-24-76	49.0	64.25	15.3	11.27	4.40	24.29
BL-24-78	50.55	62.1	11.55	11.88	4.90	29.82
including	47.55	102.7	55.15	8.72	3.18	19.87
including	82.4	102.7	20.3	10.04	3.53	19.32
BL-24-82	6.0	83.7	77.7	11.07	3.28	18.63
including	6.0	36.0	30.0	13.21	4.82	24.31
including	54.0	63.75	9.75	20.51	3.87	16.59
BL-24-82	102.0	119.1	17.1	9.96	2.78	14.97

1 Lengths are measured along the core. True widths are estimated to be between 70 and 90% of the core interval.

Southern Zone

The Southern Zone has been drilled at 100 m spaced sections over a strike length of 1,600 m. Results to date from the Southern Zone show continuous widths of over 100 m of phosphate mineralization. Drill hole BL-24-60 intersected 5.21% P2O5 over 194.0 m from a surface depth of 4.0 m and drill hole BL-24-83 intersected 5.81% P2O5 over 216.1 m from surface. Drilling also revealed many phosphate layers over 10% P2O5 at he base of the main phosphate layer.  Drill hole BL-24-84 intersected 8.41% P2O5 over 77.1 m. Results demonstrate that high grade phosphate layers also occur in the Southern Zone.

Table 2 - Drill Results for the Southern Zone

Hole	From (m)	To (m)	Length[1] (m)	P2O5 (%)	TiO2 (%)	Fe2O3T (%)
BL-24-58	81.0	144.0	63.00	4.02	3.46	18.82
including	81.0	102.0	21.00	7.09	4.50	25.47
	176.55	185.7	9.15	9.55	4.72	26.28
	195.0	212.4	17.40	6.51	3.88	18.85
including	206.3	212.4	6.10	11.96	5.01	26.27
BL-24-60	3.7	197.7	194.00	5.21	3.81	22.50
BL-24-61	No significant results
BL-24-63	37.7	297.0	259.3	5.21	3.80	21.65
including	37.7	60.0	22.3	8.02	5.07	30.02
including	240.0	285.0	45.0	7.57	4.54	26.60
BL-24-65	12.5	19.5	7.0	4.27	3.09	17.72
	49.2	63.3	14.1	9.44	5.19	30.12
	144.7	162.5	17.8	10.37	5.40	31.00
	223.4	235.4	12.0	11.61	5.61	28.72
BL-24-66	6.0	97.0	91.0	5.35	4.43	26.85
BL-24-68	13.0	46.65	33.65	5.64	4.02	22.83
	81.8	92.0	10.20	3.92	3.90	17.92
BL-24-70	73.6	148.0	74.40	4.27	3.49	20.55
BL-24-71	73.3	174.9	101.6	4.76	3.52	19.60
	193.5	238.2	44.7	6.52	4.98	26.00
	261.0	272.0	11.0	6.27	4.42	24.32
	292.7	304.0	11.3	7.75	3.85	30.68
BL-24-72	196.0	305.0	109.0	4.72	3.70	21.26
including	278.35	305.0	26.65	7.46	5.29	27.45
BL-24-73	154.0	180.5	26.5	5.43	4.07	23.85
	195.2	366.0	170.8	5.23	4.13	22.38
including	309.0	366.0	57.0	7.07	5.15	27.34
BL-24-75	118.2	135.0	16.8	6.01	4.34	26.65
BL-24-75	208.5	219.4	10.9	6.32	4.15	29.74
BL-24-77	174.0	360.0	186.0	4.53	3.23	19.64
including	2.4	288.0	114.0	5.39	3.63	21.54
BL-24-79	No significant results
BL-24-80	2.4	74.55	72.15	6.59	2.37	16.23
including	2.4	12.55	10.15	9.35	4.25	27.10
including	25.25	52.5	27.25	10.27	3.24	19.77
BL-24-81	190.15	265.3	75.15	5.05	3.61	20.30
	285.0	291.0	6.00	8.44	4.93	27.02
BL-24-83	5.0	216.6	211.6	5.81	3.52	24.00
including	46.5	61.45	14.95	11.37	4.99	35.52
including	117.0	157.3	40.3	8.49	4.66	32.83
BL-24-83	287.2	313	25.8	6.53	5.38	28.50
BL-24-84	177.85	193.55	15.7	7.46	3.69	22.45
	205.9	283.0	77.1	8.41	4.14	22.75
BL-24-86	9.3	44.55	35.25	6.24	4.46	23.61
	102.6	116.85	14.25	5.50	3.66	19.90
	168.0	189.2	21.2	6.33	3.21	18.89
BL-24-87	173.6	198.0	24.4	7.12	5.57	28.79

1 Lengths are measured along the core. True width is estimated to be between 60% and 90% of the core interval

The technical parameters of the drill holes being released in this press release are shown in Table 3 below and their location is shown in Figure 1 below. A summary of the mineralized intersections from the 2024 drilling program is presented in Table 4.

Table 3 - Parameters for the Current Drill Holes Being Released

Hole_ID	Easting	Northing	Azimuth	Dip	Depth	Zone
BL-24-58	326371	5403264	125	-45	228	Southern
BL-24-59	326899	5403859	150	-60	216	Mountain
BL-24-60	325894	5402244	305	-50	200.5	Southern
BL-24-61	326173	5403280	125	-45	312	Southern
BL-24-62	326922	5403891	150	-45	201	Mountain
BL-24-63	325866	5402145	305	-70	300	Southern
BL-24-64	326933	5403801	150	-45	180	Mountain
BL-24-65	325712	5402131	125	-45	285	Southern
BL-24-66	326281	5403201	125	-45	150	Southern
BL-24-67	326931	5403802	330	-45	161	Mountain
BL-24-68	326400	5403111	125	-45	126	Southern
BL-24-69	326894	5403856	0	-90	201	Mountain
BL-24-70	326345	5403160	125	-45	201	Southern
BL-24-71	325660	5402170	125	-45	354	Southern
BL-24-72	326228	5403145	125	-45	315	Southern
BL-24-73	325606	5402214	125	-45	375	Southern
BL-24-74	326960	5403846	150	-45	201	Mountain
BL-24-75	326126	5403222	130	-45	300	Southern
BL-24-76	326993	5403785	150	-45	175.5	Mountain
BL-24-77	325604	5402214	125	-60	366	Southern
BL-24-78	326993	5403785	330	-45	250	Mountain
BL-24-79	326126	5403222	130	-60	250	Southern
BL-24-80	326921	5403897	0	-90	213	Southern
BL-24-81	325560	5402121	125	-45	306	Southern
BL-24-82	326921	5403897	150	-67	201	Mountain
BL-24-83	326168	5403167	125	-45	327	Southern
BL-24-84	325615	5402080	125	-45	301.3	Southern
BL-24-86	325675	5402034	125	-45	293.5	Southern
BL-24-87	325655	5401926	305	-45	210	Southern
BL-24-88	326226	5403248	125	-45	366	Mountain

Table 4 - Other Previously Released Results for the 2024 Drill Campaign

Hole_ID	From (m)	To (m)	Length (m)	P2O5 (%)	TiO2 (%)	Fe2O3T (%)
BL-24-22	195.00	259.50	64.50	5.80	2.94	21.04
BL-24-23	21.00	175.10	154.10	7.02	4.40	27.34
BL-24-24	61.30	190.90	129.60	5.22	3.63	22.32
BL-24-25	74.20	117.00	42.80	9.89	3.54	28.65
BL-24-26	6.90	96.00	89.10	9.44	3.92	27.59
BL-24-27	138.00	189.00	51.00	4.41	3.05	20.62
BL-24-28	73.25	152.20	78.95	5.48	4.07	24.68
BL-24-29	99.00	276.00	177.00	4.46	3.63	22.85
BL-24-30	33.00	78.65	45.65	4.28	2.97	19.83
BL-24-31	119.85	213.80	93.95	7.16	3.49	18.76
BL-24-32	159.00	228.00	69.00	5.51	3.82	24.60
BL-24-33	3.80	110.00	106.20	5.00	3.70	21.19
BL-24-34	93.00	192.00	99.00	6.34	2.74	20.09
BL-24-35	212.50	253.70	41.20	6.25	3.44	19.55
BL-24-36	234.0	342.0	108.0	6.83	4.33	28.34
BL-24-37	84.0	126.0	42.0	6.03	4.47	28.57
BL-24-39	102.0	150.0	48.0	5.51	2.20	16.64
BL-24-43	111.0	369.0	258.0	5.41	4.33	22.19
BL-24-44	192.4	283.0	90.6	7.48	3.38	23.64
BL-24-47	153.0	304.0	151.0	3.89	3.36	19.51
BL-24-48	32.0	39.65	7.65	15.01	2.59	19.17
BL-24-49	72.5	105.5	33.0	8.65	3.77	24.05
BL-24-50	4.2	93.0	88.8	5.90	4.14	23.62
BL-24-51	70.0	111.0	41.0	7.72	1.88	16.09
BL-24-52	204.0	247.7	43.7	7.04	3.62	24.50
BL-24-53	70.1	132.4	62.3	9.50	4.12	28.45
BL-24-53	154.1	246.0	91.9	6.92	3.50	20.08
BL-24-54	61.1	101.1	40.0	9.18	4.80	28.16
BL-24-55	4.0	194.8	190.8	4.60	3.64	19.83
BL-24-56	6.5	99	92.5	11.82	5.29	30.96
BL-24-56	123	162	39.0	8.43	3.18	17.56
BL-24-57	183.9	194.0	10.1	6.58	3.86	22.58

Detailed results from the 2024 drill program are available at:

April 2, 2024:  https://firstphosphate.com/drilling-2m-vein-of-massive-apatite

March 19, 2024:  https://firstphosphate.com/initial-assay-results

April 23, 2024: https://firstphosphate.com/April_23_2024

Results for the earlier 4,661 m drill program conducted in 2023 can be found in the June 5, 2023 press release available at:  https://firstphosphate.com/begin-lamarche-2023

Figure 1 - Drill Map for the 2024 Drill Program at Bégin-Lamarche

Quality Assurance / Quality Control

The sampling of, and assay data from, the drill core is monitored through the Company's implementation of a quality assurance - quality control (QA-QC) program designed to the CIM Mineral Exploration Best Practices Guidelines.

A formal chain-of-custody procedure was adopted for security of samples until their delivery at the laboratory. Drill core (NQ size) is logged and samples are selected by Laurentia Exploration Inc. geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from 0.5 to 3 metres in length depending on the geological observations. A blank and a standard are inserted at the beginning of each sample batch, usually one complete hole, and a blank and a standard are then inserted alternatively each 10 samples. Half-core samples are packaged and sent by ground transportation in sealed rice bags to an independent laboratory, Activation Laboratories Ltd. of Ancaster, Ontario (ISO/IEC 17025:2005 with CAN-P-1579). The core samples are crushed up to 80% passing 2mm (10 mesh), riffle split 250 g and pulverized (mild steel) to 95% passing -200 mesh. Each sample is analyzed for whole rock analysis (code 4B) for 10 major oxides and 7 trace elements by lithium metaborate/tetraborate fusion of 3g of material and analyze by ICP-OES. The laboratory has its own QA/QC protocols.

Qualified Person

The scientific and technical disclosure for First Phosphate included in this news release has been reviewed and approved by Gilles Laverdière, P.Geo. Mr. Laverdière is Chief Geologist of First Phosphate and a Qualified Person under National Instrument 43-101 - Standards of Disclosure of Mineral Projects ("NI 43-101").

About First Phosphate Corp.

First Phosphate is a mineral development company fully dedicated to extracting and purifying phosphate for the production of cathode active material for the Lithium Iron Phosphate ("LFP") battery industry. First Phosphate is committed to producing at high purity level, at full ESG standard and with low anticipated carbon footprint. First Phosphate plans to vertically integrate from mine source directly into the supply chains of major North American LFP battery producers that require battery grade LFP cathode active material emanating from a consistent and secure supply source. First Phosphate holds over 1,500 sq. km of royalty-free district-scale land claims in the Saguenay-Lac-St-Jean Region of Quebec, Canada that it is actively developing. First Phosphate properties consist of rare anorthosite igneous phosphate rock that generally yields high purity phosphate material devoid of high concentrations of harmful elements.

For additional information, please contact:

Bennett Kurtz, CFO

bennett@firstphosphate.com

Tel:  +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

Twitter: https://twitter.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate/

Forward-Looking Information and Cautionary Statements

This news release contains certain statements and information that may be considered "forward-looking statements" and "forward looking information" within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements and forward-looking information can be identified by the use of forward-looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "is positioned", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved" and other similar expressions. In addition, statements in this news release that are not historical facts are forward looking statements, including, among other things, the Company's planned exploration and production activities, the properties and composition of any extracted phosphate, the Company's plans for vertical integration into North American supply chains, statements relating to the Company's planned exploration activities, including its drill target strategy and next steps for the Bégin-Lamarche Property; and the Company's interpretations and expectations about the results on the Bégin-Lamarche Property.

These statements and other forward-looking information are based on assumptions and estimates that the Company believes are appropriate and reasonable in the circumstances, including, without limitation, expectations of the Company's long term business outcomes given its short operating history; expectations regarding revenue, expenses and operations; the Company having sufficient working capital and ability to secure additional funding necessary for the exploration of the Company's property interests; expectations regarding the potential mineralization, geological merit and economic feasibility of the Company's projects; expectations regarding drill programs and the potential impacts successful drill programs could have on the life of the mine and the Company; mineral exploration and exploration program cost estimates; expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations; receipt and timing of exploration and exploitation permits and other third-party approvals; government regulation of mineral exploration and development operations; expectations regarding any social or local community issues that may affect planned or future exploration and development programs; expectations surrounding global economic trends and technological advancements; and key personnel continuing their employment with the Company.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include: limited operating history; high risk of business failure; no profits or significant revenues; limited resources; negative cash flow from operations and dependence on third-party financing; the uncertainty of additional funding; no dividends; risks related to possible fluctuations in revenues and results; insurance and uninsured risks; litigation; reliance on management and key personnel; conflicts of interest; access to supplies and materials; dangers of mineral exploration and related liability and damages; risks relating to health and safety; government regulation and legal uncertainties; the company's exploration and development properties may not be successful and are highly speculative in nature; dependence on outside parties; title to some of the Company's mineral properties may be challenged or defective; Aboriginal title and land claims; obtaining and renewing licenses and permits; environmental and other regulatory risks may adversely affect the company; risks relating to climate change; risks related to infrastructure; land reclamation requirements may be burdensome; current global financial conditions; fluctuation in commodity prices; dilution; future sales by existing shareholders could cause the Company's share price to fall; fluctuation and volatility in stock exchange prices; and risks related to market demands. There can be no assurance that any opportunity will be successful, commercially viable, completed on time or on budget, or will generate any meaningful revenues, savings or earnings, as the case may be, for the Company. In addition, the Company will incur costs in pursuing any particular opportunity, which may be significant.

These factors and assumptions are not intended to represent a complete list of the factors and assumptions that could affect the Company and, though they should be considered carefully, should be considered in conjunction with the risk factors described in the Company's other documents filed with the Canadian securities authorities, including without limitation the "Risk Factors" section of the Company's Annual Information Form dated November 29, 2023 which is available on SEDAR at www.sedarplus.ca. Although the Company has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking information or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.